Exhibit 99.1

Telesat announces results of 2026 Annual General Meeting of shareholders

OTTAWA, CANADA – June 4, 2026 – Telesat Corporation (Nasdaq and TSX: TSAT) (“Telesat” or the “Company”), one of the world’s largest and most innovative satellite operators, today announced the voting results from its annual general meeting of shareholders held on June 3rd virtually via live audio webcast.

Shareholders of Telesat voted in favour of all items of business, including the appointment of Deloitte LLP Chartered Professional Accountants as auditors of the Company and the election of each of the director nominees as follows:

Director Nominee	Votes For	Votes Withheld
(a) Michael Boychuk	47,065,688	378,951
(b) Jane Craighead	46,234,918	1,209,721
(c) Richard Fadden	47,326,278	112,361
(d) Daniel S. Goldberg	47,325,708	118,931
(e) Henry (Hank) Intven	46,632,946	811,693
(f) David Morin	47,121,302	323,337
(g) Dr. Mark H. Rachesky	46,122,864	1,321,775
(h) Guthrie Stewart	46,230,246	1,214,393
(i) Michael B. Targoff	47,326,802	117,837
(j) Janet Yeung	47,325,092	119,547

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ at https://www.sedarplus.ca/ and on EDGAR at https://www.sec.gov/.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Investor Relations contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com